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EXHIBIT 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010		2009
Pre-tax Income from Continuing Operations	$127,750	$153,219	$191,803	$21,990		$198,671
Fixed Charges	145,954	136,111	134,110	138,712		143,410

Adjusted Earnings	$273,704	$289,330	$325,913	$160,702		$342,081

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$145,954	$136,111	$134,110	$138,712		$143,410
Preferred distributions	26,559	40,145	29,880	29,880		29,880

Combined Fixed Charges and preferred distributions	$172,513	$176,256	$163,990	$168,592		$173,290

Ratio of Earnings to Fixed Charges and Preferred distributions	1.59x	1.64x	1.99x	0.95x	(1)	1.97x

(1)
The deficiency for this period was approximately $7,890.

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  EXHIBIT 12.2
Hospitality Properties Trust Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions (in thousands, except ratio amounts)